Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

CF Industries Holdings, Inc.:

We consent to the incorporation by reference in the registration statements on Form S-8 (Nos. 333-127422 and 333-158672) and Form S-3 (Nos. 333-166079, 333-188068 and 333-165143) of CF Industries Holdings, Inc. (the Company) of our reports dated February 27, 2014, with respect to the consolidated balance sheets of CF Industries Holdings, Inc. and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income, equity and cash flows for each of the years in the three-year period ended December 31, 2013, and the effectiveness of internal control over financial reporting as of December 31, 2013, which reports appear in the December 31, 2013 annual report on Form 10-K of CF Industries Holdings, Inc.

/s/KPMG LLP

Chicago, Illinois

February 27, 2014